Exhibit 99.1

News release
Cenovus announces agreement to acquire MEG Energy

Calgary, Alberta (August 22, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that it has entered into a definitive arrangement agreement to acquire MEG Energy Corp. (TSX: MEG) (“MEG”) in a cash and stock transaction valued at $7.9 billion, inclusive of assumed debt.

Under the terms of the agreement, Cenovus will acquire all of the issued and outstanding common shares of MEG for $27.25 per share, which will be paid 75% in cash and 25% in Cenovus common shares. Each MEG shareholder will have the option to elect to receive, for each MEG common share (i) $27.25 in cash; or (ii) 1.325 Cenovus common shares, subject to pro-ration based on a maximum amount of $5.2 billion in cash and a maximum of 84.3 million Cenovus common shares. On a fully pro-rated basis, the consideration per MEG common share represents approximately $20.44 in cash and 0.33125 of a Cenovus common share.

Transaction Highlights
•Reinforces Cenovus’s position as the pre-eminent SAGD oil sands producer – The acquisition brings together two leading SAGD oil sands producers with combined oil sands production of over 720,000 barrels per day (bbls/d), the lowest steam-to-oil ratio and the largest land base in the best quality resource area in the basin.
•Exceptional asset fit – Consolidates adjacent, fully contiguous and highly complementary assets at Christina Lake, enabling integrated development of the region and unlocking significantly accelerated access to previously stranded resource.
•Over $400 million of annual synergies – Cenovus expects to realize approximately $150 million of near-term annual synergies, growing to over $400 million per year in 2028 and beyond. This includes corporate and commercial synergies as well as development and operating synergies which leverage both companies’ technical expertise and the ability to integrate future development across the Christina Lake region.
•Immediately accretive – The acquisition is expected to be immediately accretive to adjusted funds flow per share and free funds flow per share.
•Maintains strong balance sheet and continued focus on shareholder returns – The transaction has been structured to preserve Cenovus’s strong balance sheet and investment grade credit ratings, with expected pro forma net debt of <1 times adjusted funds flow (AFF) at strip pricing. Cenovus will retain a robust financial framework and continue to balance deleveraging with meaningful shareholder returns.

“This transaction represents a unique opportunity to acquire approximately 110,000 barrels per day of production within some of the highest quality, longest-life oil sands resource in the basin, which sits directly adjacent to our core Christina Lake asset,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “The magnitude of synergies that we have identified makes this a compelling value creation opportunity for Cenovus shareholders. The team at MEG has done a fantastic job developing these assets, and we look forward to leveraging our combined expertise and scale to drive additional value for many years to come.”

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Financing plan

Cenovus has obtained fully committed financing for the transaction comprised of a $2.7 billion term loan facility and a $2.5 billion bridge facility, which will be used to fund the cash component of the transaction. Cenovus anticipates initiating a senior debt offering to replace the bridge facility.

Upon completion of the transaction, Cenovus will maintain its strong financial position with liquidity of over $8 billion in undrawn committed credit facilities and cash on hand. The company remains committed to a strong balance sheet and investment grade credit ratings. Pro forma net debt is expected to be approximately $10.8 billion, representing less than one times AFF at strip pricing.

The fully committed term loan and bridge facilities have been provided by Canadian Imperial Bank of Commerce and JP Morgan Chase Bank as Co-Underwriters and Joint Bookrunners.

Update to shareholder returns framework

Upon closing of the transaction, the company intends to adjust its shareholder returns framework, continuing to balance deleveraging with meaningful shareholder returns. Under the adjusted framework, while net debt is above $6.0 billion, the company will target to return approximately 50% of excess free funds flow (EFFF) to shareholders, with the remainder allocated to deleveraging. When net debt is between $6.0 billion and $4.0 billion, the company will target to return approximately 75% of EFFF to shareholders, with the remainder allocated to deleveraging. The long-term net debt target of $4.0 billion remains unchanged, and upon reaching the target, Cenovus will target to return approximately 100% of EFFF to shareholders. Cenovus will actively review opportunities to accelerate deleveraging and shareholder returns.

Timing and approvals

The transaction has been unanimously approved by the Board of Directors of both companies. Cenovus expects the acquisition to close in the fourth quarter of 2025, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval of the transaction by MEG shareholders. The transaction is not subject to any financing contingency.

Advisors

Goldman Sachs Canada Inc. and CIBC Capital Markets are acting as financial advisors to Cenovus. McCarthy Tétrault LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisor to Cenovus.

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Conference call today

Cenovus will host a conference call today, August 22, 2025, starting at 8 a.m. MT (10 a.m. ET).

For analysts wanting to join the call, please register in advance.

To participate in the live conference call, you must complete the online registration form in advance of the conference call start time. Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly.

An audio webcast will also be available and archived for approximately 30 days.

A slide presentation with further details on the transaction can also be accessed in the investor section of our website at cenovus.com.

Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the acquisition of MEG, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward‐looking information in this document is identified by words such as “acquire”, “anticipate”, “consolidate”, “continue”, “drive”, “enable”, “expect”, “intend”, “leverage”, “maintain”, “opportunity”, “option”, “preserve”, “synergy”, “target”, “unlock”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of MEG pursuant to a plan of arrangement (the “Acquisition”); integrating Cenovus’s and MEG’s businesses and operations and realizing the anticipated strategic, operational and financial benefits and synergies of the acquisition of MEG; synergy value and the timing of realization of synergies; integrating future development across the Christina Lake region; initiating a senior debt offering to replace the bridge facility; immediate accretion; preserving a strong balance sheet, strong financial position and investment grade credit ratings; net debt and net debt target; balancing deleveraging with meaningful shareholder returns; acquiring approximately 110,000 bbls/d of production; leveraging expertise to drive additional value for years to
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come; liquidity; adjusted shareholder returns framework; pro forma net debt at transaction close; returning Excess Free Funds Flow to shareholders; and timing of closing of the acquisition.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: information currently available to Cenovus about itself and MEG and the businesses in which they operate; the completion of the Acquisition on anticipated terms and timing, or at all; the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; general economic, market and business conditions; anticipated tax treatment; increases to the combined company’s share price and market capitalization over the long term; that actions by third parties do not delay or otherwise adversely affect completion of the Acquisition; that competing bids do not materially impact the completion of the Acquisition or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the ability and timing to integrate MEG’s business and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Cenovus; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the ability to maintain low steam-to-oil ratio; combined company production estimates; the quality of the integrated resource/assets meeting expectations; ability to achieve integrated development and unlock access to resources; achieving anticipated synergy values on anticipated timelines; immediate accretion; that there will be no material change to MEG’s operations prior to completion of the Acquisition; the combined business has the same per barrel oil overhead cost as Cenovus; ability and timing to leverage combined expertise and drive additional value; preservation of Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; maintenance of pro forma net debt; commodity prices; Cenovus’s adjustment of its shareholder returns framework to continue balance of deleveraging with meaningful shareholder returns; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and MEG; the combined company’s inability to issue securities; the impact of any existing competing bids or from any additional offers for MEG securities that may arise after the date hereof; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the delay or inability to integrate Cenovus’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the inability to maintain low steam-to-oil ratio;
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the quality of the integrated resource/assets failing to meet expectations; delay or inability to achieve integrated development and unlock access to resources; failing to achieve anticipated synergy values on anticipated timelines; failing to produce immediate accretion; inability to leverage combined expertise and drive additional value; failing to preserve Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; the inability to maintain pro forma net debt; Cenovus’s inability to adjust its shareholder returns framework to continue balance of deleveraging with meaningful shareholder returns; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined company after the Acquisition; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024.

The guidance in respect of Cenovus's expectations of future periods in this news release may be considered to be a financial outlook for the purposes of applicable Canadian securities laws. Such information is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward-looking statements and are based on several material factors and assumptions set out above. Actual results may differ significantly from such projections. See above for a discussion of certain risks that could cause actual results to vary. The financial outlook contained in this news release has been approved by management as of the date of this news release. Readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. Cenovus and its management believe that the financial outlook contained in this news release has been prepared based on assumptions that are reasonable in the circumstances, reflecting management's best estimates and judgments, and represents, to the best of management's knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

In respect of the net debt disclosure herein, readers are directed to Cenovus’s MD&A for the six months ended June 30, 2025 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com), which includes a detailed composition of how Cenovus calculates the metric.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could
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cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Oil and Gas Advisory

This news release makes assumptions relating to future production volumes based on reserve evaluation calculations prepared by third party independent evaluators. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable bitumen reserves and in projecting future rates of production. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

References to MEG production capacity of 110,000 bbls/d represent bitumen processing capacity at MEG Christina Lake prior to any impact from scheduled and unscheduled maintenance activity or outages (as disclosed in MEG’s annual information form dated February 27, 2025 for the year ended December 31, 2024).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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